Room 4561

      July 18, 2005

Mr. James E. Solomon
Chairman and Chief Executive Officer
Techalt, Inc.
3311 N. Kennicott, Avenue, Suite A
Arlington Heights, IL 60004

      Re:	Techalt, Inc.
   Form 10-KSB for the Fiscal Year Ended
   December 31, 2004
Filed March 31, 2005
   File No. 000-27867

Dear Mr. Solomon:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Liquidity and Capital Resources

Off Balance Sheet Arrangements, page 9
1. We note on page F-9 that you have purchase commitments to SBD for
$1,250,000 per year for three years. Tell us why you did not include a discussion in this section regarding these purchase commitments. Refer to Item 303(c) of Regulation S-B.


Note 1 - Description Of Business And Summary Of Significant
Accounting Policies

Revenue Recognition, page F-7
2. We note that you reduce revenue for estimated customer returns when reasonably known. Tell us how you considered paragraph 6 of SFAS 48 in determining your policy for recognizing revenue when a right of return exists.
3. Tell us whether any of your arrangements involve multiple elements
(e.g. hardware, installation, software and maintenance) and
explain
to us how you evaluated the impact of EITF 00-21 on your revenue recognition policy. In this regard, it appears that some of your revenue recognition policies are pursuant to SOP 97-2 and the remainder is pursuant to SAB 104. For each of your licensing and various service offerings clarify in your disclosure the point in time that revenue is recognized, the basis for any revenue deferral and disclose how you comply with the revenue recognition criteria in
SOP 97-2 and SAB 104.   As part of your response, explain to us
how
any separate units of accounting have been identified and how arrangement consideration has been allocated to the identified units of accounting. If applicable, address whether payment for delivered units is contingent on undelivered units. See paragraph 14 of EITF
00-21.

Note 2 - Agreement And Plan Of Merger And Settlement Agreement

Settlement Agreement, page F-9
4. We note that in accordance with the settlement agreement you issued warrants for the right to purchase 750,000 shares of common stock for $1.00, which was determined using the Black Scholes pricing model to have a fair value of zero. Tell us the assumptions used to compute fair value for these warrants. We also note that on page F-
12 that you exclude volatility in determining the fair value of warrants issued in connection with an investment banking arrangement and a public relations agreement. Tell us why you have not included a volatility factor in determining the fair value of these warrants.
Tell us why you believe your valuation was appropriate since it is not proper to use the minimum value method (using a 0% volatility factor) when determining the fair value of awards to non-employees even if an entity is non-public. Refer to EITF 96-18, Issue 1, footnote 1.






Note 6 - Stockholders` Equity

General
5. We note that throughout this section, you state that the fair value of your common stock was $0.50 per share at each option or warrant grant date in 2004. We also note that it appears you have used several methods in determining the fair value of your common stock throughout 2004 including (1) price determined by management,
(2) based on a valuation of common stock and (3) based on a recent sale and conversion rate of Series A Preferred Stock. Explain to us how you determined the fair value of your common stock by
providing
us with objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or
issue date.   It is unclear whether the valuation of your common
stock was performed by a third party or why it is appropriate to look to a cash transaction and conversion rate of your preferred stock to determine the fair value of your common stock. In this regard, tell us how you considered the rights and preferences of the preferred stock as well as the passage of time in determining the fair value of your common stock during each grant in 2004. Provide us with objective evidence that supports this determination and tell us specifically what you determined the fair value to be for your common stock at each grant date.

Series A Convertible Preferred Stock, Warrants and Additional Investment Rights, page F-13
6. We note that you issued Series A Convertible Preferred Stock, Warrants and Additional Investment Rights. Tell us how you have accounted for this transaction specifically addressing your valuation and accounting for each security you issued (Preferred Stock, Warrants and Additional Investment Rights). Tell us whether any beneficial conversion feature exists and how your accounting complies with EITF 98-5 and EITF 00-27. Also, tell us how you considered EITF
00-19 in classifying the warrants granted as equity versus liabilities.

Convertible Debenture and Conversion to Series A Preferred, page
F-14
7. We note that during 2004 you issued 10% Secured Cumulative Convertible Debentures and subsequently converted these debentures into 100,000 shares of Series A Convertible Preferred Stock with Warrants to purchase 200,000 shares of common stock. Tell us how you accounted for the issuance and conversion of these debentures and whether any beneficial conversion feature existed. Refer to EITF 98-
5 and EITF 00-27.

* * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Patrick Gilmore at (202) 551-3406 or me at
(202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


      Craig Wilson
							Senior Assistant Chief
Accountant

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Mr. James E. Solomon
Techalt, Inc.
July 18, 2005
Page 1